UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the Month of August 2004

Harmony Gold Mining Company Limited

Suite No. 1
Private Bag X1
Melrose Arch, 2076
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   X   Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes   No   X

The Dust Jacket BOOK REVIEWS 19

The tough brings out the top

REVIEW "ROUND THE BLOCK"

If this is a glimpse of what the rest of Harmony's Annual Report is going to be like, then I'm really looking forward to October. *Round the Block* is likely to be the flagship chapter of this yearly tome, and it's setting a high standard for both honest writing and engaging reading.

Let's not mince words here. This book's riveting. You'll meet characters on extraordinary journeys through the twists and turns of mining economics. You'll hear first-hand accounts of how changing times resulted in smart adjustments. You'll see the Block Plan in a new light and understand how it informs a unique approach to mining. You'll feel the inspiration. You'll share in Harmony's dreams.

At times it's unnervingly realistic, written with such upfront honesty that you happily suffer a low blow because the authors don't pretend it's anything else. Written for the common bloke in a rare style that unearths gold in the grimiest of places, *Round the Block* is insightfully fresh yet reassuringly familiar. Imagine Calvino playing cards with Bosman in one of Hemingway's bars. It's not for the faint hearted. It's definitely for the brave.



You'll get the full *Round the Block* story in the Harmony Annual Report 2004, due out in October.

MORE ON BACK PAGE



HARMONY™

REVIEW FOR THE QUARTER ENDED 30 JUNE 2004

SHAREHOLDER INFORMATION

Issued share capital as at 30 June 2004	320 741 577

MARKET CAPITALISATION

At 30 June 2004	R20 928 million
At 30 June 2004	US$3 396 million
US$ per production ounce per annum – 3.3 million oz	US$1 029
US$ per reserve ounce – 66.2 million oz	US$55
US$ per resource ounce – 521,2 million oz	US$7

SHARE PRICE

12 month high (July 2003 – June 2004)	R122,60
12 month low (July 2003 – June 2004)	R59,50
12 month high (July 2003 – June 2004)	US$17.68
12 month low (July 2003 – June 2004)	US$9.25

FREE FLOAT

	100%

ADR RATIO

	1:1

JSE SECURITIES EXCHANGE SOUTH AFRICA

	HAR
Range for the quarter	R59,50 – R98,50
Average volume for the quarter	1 270 792 shares per day

NEW YORK STOCK EXCHANGE

	HMY
Range for the quarter	US$9.25 – US$15.61
Average volume for the quarter	1 162 484 shares per day



HARMONY™

REVIEW FOR THE QUARTER AND FINANCIAL YEAR ENDED 30 JUNE 2004

KEY INDICATORS

- record production – 11% annual increase
- R/kg gold price impacts on results
- restructuring for profitability at R75 000/kg
- CONOPS benefits start to show

- growth projects on track
- restatement of ore reserves
- final dividend of 30 SA c.p.s.
  (70 SA c.p.s. for 2003/04 financial year)

QUARTERLY FINANCIAL HIGHLIGHTS

	30 June 2004	31 March 2004
Cash operating profit		
– Rand	(43 million)	134 million
– US$	(7 million)	20 million
Cash earnings		
– SA cents per share	(15)	52
– US cents per share	(2)	8
Basic earnings		
– SA cents per share	(191)	(31)
– US cents per share	(29)	(5)
Headline earnings		
– SA cents per share	(131)	(16)
– US cents per share	(20)	(2)
Fully diluted earnings		
– SA cents per share	(191)	(31)
– US cents per share	(29)	(5)
Gold produced		
– kg	26 373	24 735
– oz	847 908	795 239
Cash costs		
– R/kg	83 173	82 852
– $/oz	392	381

CHIEF EXECUTIVE'S REVIEW

"If the performance of the re-structured shafts is excluded, Harmony proved its ability during the current quarter to operate at cash costs of R80 918/kg. As we make further progress with our re-structuring initiatives, we do expect the company to operate at cash cost levels below R80 000/kg. As in the past, we have proven our ability to survive and grow during these low gold price cycles in R/kg terms."

SAFETY REPORT

Although the company integrated the ARMgold and Free Gold Operations over the past year, the fatality injury rate improved, year on year. We achieved one million fatality free shifts as a company on 14 July 2004. It is the first time that this milestone has been reached since the merger between the companies was concluded. Eland Shaft and Welkom 1 achieved one million fatality free shifts on 21 June 2004.

Fatality injury rate (per million hours worked)



We regretfully report that during the June 2004 quarter, ten of our employees lost their lives at our operations. We offer our sincere condolences to the families, friends and relatives of the deceased.

RECORD PRODUCTION (+11% YEAR ON YEAR)

The impact of the strength of the South African Rand has clouded what can be described as a difficult but rewarding twelve months. The company continued to show an increase in gold produced, increasing by 11% from 3,0 million ounces to over 3,3 million ounces, year on year.



* Estimated production profile at R82 000/kg

This was achieved against a background where total gold production from South Africa decreased by approximately 6% over the same period. The falling local gold price and rising working cost environment has seen South African gold production decrease by 13% to 338 tonnes year on year. In 1999 South Africa produced 425 tonnes of gold.

Even with the downscaling of some of our more marginal shafts, the benefits from CONOPS and the inclusion of Target Mine will see Harmony produce approximately 3,6 million ounces during the 2004/05 financial year.

A year on year analysis of our results indicates the following:

Year-on-year variance analysis

		Year ended June 2004	Year ended June 2003	Variance %
Production	– kg	103 127	93 054	11
	– oz	3 315 595	2 991 734	11
Revenue	– R/kg	85 219	96 663	(12)
	– US$/oz	385	329	17
Working costs	– R/kg	79 599	71 146	(12)
	– US$/oz	360	242	(49)
U/g working costs	– R/tonne	433	384	(13)
Cash operating profit	– (R'm)	580	2 374	(76)
Cash operating profit margin	– %	7	26	(73)
Cash earnings per share	– cents	229	1 334	(83)
EPS (cents)	– cents	(206)	359	(157)

During the year we concluded the ARMgold merger as well as the acquisition of Avgold. Both these transactions have impacted positively on the company's sustainability under the declining gold price scenario.

It has however also been a period in which our revenue in R/kg terms decreased by 12% from R96 663/kg to R85 219/kg. As a result of the growth in production, the company managed to sustain revenue levels of R8,8 billion (R9,0 billion – for year ending 2002/03). A 24% increase in actual working costs following a 9% increase in underground tonnages and a 12% increase in cost per tonne resulted in a net cash operating profit of R580 million compared to R2,4 billion previously reported. Cash operating profit margins decreased from 26% to 7%.

The past six months has probably been the most difficult period we have experienced in our recent history of seven years. Over the past few years we have built up a track record of paying dividends in good and in challenging times and proved that we can survive and grow the company.

Due to the company's consistent ability to generate cash earnings, the board felt that a final dividend of 30 cents would be appropriate at this time. Dividends declared for the 2003/04 financial year totals 70 cents.

Earnings per share (South African cents)	Financial year ended June 2004	Financial year ended June 2003
Cash earnings	229	1 334
Basic (loss)/earnings	(206)	359
Headline (loss)/earnings	(287)	661
Fully diluted (loss)/earnings	(205)	359

Delivery of our growth projects continue

The company continued with the development and delivery of its five growth projects in South Africa. During the quarter the board approved the A$177 million Hidden Valley Project in PNG. Capital expenditure increased by 68% from R519 million to R871 million during the year. These projects will deliver growth in production at higher recovery grades and lower cash working costs.

By continuing the capital expenditure programmes, we aim to optimise the value from these growth projects. The legacy of the South African mining industry has been one of expanding during times when the gold price is high, and mine them during low gold price cycles, thereby diluting returns. By being able to build these projects during difficult times, we plan to optimise the returns to all stakeholders during good times.

Harmony successfully concludes the acquisition of Avgold

On 11 May 2004 the company announced that the scheme of arrangements to acquire Avgold has been sanctioned by the High Court of South Africa and was subsequently registered by the Registrar of Companies. This concluded the acquisition of Avgold and the scheme became operative on 24 May 2004. Results for two months have been included in our annual and June 2004 quarterly results.

We now own Target Mine in the Free State. This mine is expected to produce in excess of 300 000 ounces per annum at a cash cost of US$230/oz. This operation has an expected life of mine in excess of 18 years with a declared ore resource of some 13,2 million ounces of which 5,4 million ounces are in the reserve category.

Included in the transaction is the prospective Target North Project area which has a resource of 59,6 million ounces.

We own the world's largest ore resource

Despite the current gold price scenario, we continue to be bullish on the longer term outlook for the gold price in R/kg terms, using R92 000/kg for our ore resource calculations. We still own the world's largest ore resource, a total of 521 million ounces, which is an increase of 27% from the previous year's 410 million ounces. With the inclusion of the ARMgold, Target and Abelle reserves and the exclusion of the reserves from the marginal shafts (both on ongoing operations as well as on the shafts which have been downscaled or placed on ''care and maintenance'' programmes), the company today has 62,2 million ounces available for mining.

A year on year reconciliation of our ore reserves is as follows:

	AU tonnes	AU Moz
Balance at June 2003	1 926	61,9
Mined during current financial year	(113)	(3,3)
Added through acquisitions	233	7,4
Less: Impact of downscaling marginal shafts	(119)	(3,8)
Balance at June 2004	1 927	62,2

At a gold price of R82 800 per kg, the company's ore reserves, at a higher average grade of 5,35 g/t, decrease to 55 million ounces. The opposite applies in the case of a higher gold price of R101 200/kg. The available ore reserves increase from 62 million ounces to 65 million ounces, whilst the average grade decreases from 5,10 g/t to 4,74 g/t

Finalising our agreement with the National Union of Mineworkers (NUM)

The past financial year has also been a period in which our good working relationships with the respective labour unions were reinforced. We made significant progress with the restructuring and rightsizing activities that were announced during the previous quarter.

On 2 April 2004, we announced that the company had commenced a restructuring process following the current weakness of the gold price in R/kg terms. Some of our older shafts, which had come to the end of their economic lives, were jointly evaluated and a process to down-scale production at the shafts was initiated.

The company met with the respective unions and associations involved on numerous occasions, and an agreement was concluded on Friday, 16 July 2004. The main objective of the agreement is to avoid or minimise compulsory retrenchment as a result of the restructuring process.

The agreement makes provision for the following:

(i)   the re-training and redeployment of employees affected by the down-scaling and mothballing of certain shafts. The extent of the success of this exercise will be dependent on the implementation of CONOPS at Randfontein, Elandsrand, Masimong and the original Harmony shafts;

(ii) it was agreed that by identifying areas where production was either in a decline or growth phase, the effective utilisation of employees could be addressed;

(iii) it was acknowledged that the implementation of CONOPS at the abovementioned operations is crucial to the success of the plan, and discussions to this extent should continue at operational level;

(iv) it was proposed that joint task teams be established at operational level to continue with the activities related to the retraining and redeployment of employees, and the implementation of the agreed principles;

(v)   the joint task teams will also monitor applications for voluntary retrenchment, and

(vi) the company would consider proposals put forward by the union to investigate the creation of a vehicle to accommodate mines/shafts that have been identified for downscaling or will be put on a care and maintenance programme.

CONOPS (continuous operations) refers to the practice where a mine operates on all the days of the year, including Sundays. Workers operate on a roster or shift arrangement which sees them work the same amount of hours per week and therefore the company needs to employ more people in order to facilitate working the additional days.

Currently most gold mines in South Africa operate for approximately 273 days per year. The successful introduction of CONOPS can increase this number to 353 days per year (excluding the 12 public holidays). This will result in a 12% increase in labour on the shafts as well as a 5% reduction in unit cost/tonne.

The shafts currently affected by downscaling activities are:

	Average per month					
	Merriespruit 3	Deel-kraal	Eland Shaft	Nyala	Orkney 6	Welkom 1
Tonnes ('000)	35	32	25	15	15	15
Kg's	134	154	125	54	35	67
Yield	3,8	4,8	5,0	3,7	2,4	4,4
R/kg costs	128 469	134 661	119 564	179 858	118 099	117 129
R/tonne costs	484	640	595	662	286	519

The shafts produced an average of 569 kg per month or 220 000 oz per annum for the previous financial year.

Currently CONOPS has been agreed to on approximately half of our mines. CONOPS is currently being phased in, allowing for the establishment of working places and re-training of employees who are being redeployed. Cost and volume benefits from the successful introduction of CONOPS will become evident as the phasing-in continues.

THE PAST QUARTER IN REVIEW

The company reported cash operating profits of R14,8 million from our ''steady state'' shafts, down from R174,8 million for the March 2004 quarter. If the operating loss of R57,8 million from the shafts currently in a re-structuring phase is included, the company made an operational loss of R43,0 million.

The company's performance is highlighted in the following tables:

Production	Quarter ended June 2004	Quarter ended March 2004	Variance %
Steady state shafts (kg)	25 212	23 399	8
Restructured shafts (kg)	1 161	1 336	(13)
Total production (kg)	26 373	24 735	7
Total production (oz)	847 908	795 239	7
Revenue R/kg	81 543	88 277	(8)
Revenue US$/oz	384	406	(5)

CONOPS, although not completely implemented throughout the operations, has started to deliver benefits.

Underground tonnage from our steady state shafts increased by 302 000 tonnes or 8% to 4 070 000 tonnes. Target accounted for 207 000 tonnes of the increase. Recovery grade for these shafts was 1% higher at 5,28 g/t. This resulted in a 1 824 kg or 9% increase in gold produced.

Due to the downscaling activities underway, shafts under re-structuring reported a decline in production. Overall production increased by 7% from 24 735 kg to 26 373 kg.

In US Dollar terms the gold price was 5% lower at US$384/oz. The impact of the further strengthening of the South African Rand was evident in R/kg terms where the price received was 8% lower at R81 543/kg.

	Quarter ended June 2004	Quarter ended March 2004	Variance %
Cash costs R/kg			
Steady state shafts	80 918	80 801	–
Restructured shafts	132 146	118 760	(11)
Total operations	83 173	82 852	–
Cash costs US$/oz			
Steady state shafts	381	371	(3)
Restructured shafts	623	546	(14)
Total operations	392	382	(3)
Exchange rate	6,60	6,77	(3)

Despite the inclusion of additional costs related to CONOPS, the company maintained the cash costs from our steady state operations at the R81 000/kg levels reported for the March 2004 quarter. Due to the lower production at the shafts currently being re-structured, the cash costs of these shafts increased by 11% to R132 146/kg.

We anticipate that the benefits from our re-structuring initiatives throughout the company will start to show during the September 2004 quarter and cash costs are expected to be reduced to below R80 000/kg. This will be the case despite the implementation of the annual wage increase of 7% for the forthcoming year, which is part of the two-year wage agreement negotiated during the previous year.

We plan to increase our cash operating profit margin levels back to 10%.

A number of extra-ordinary charges were incurred during the quarter:

• costs incurred and provided for relating to the re-structuring of the loss-making shafts totalled R183,8 million;

• during the year Harmony's equity investment in Avmin (ARM) was diluted from 34,5% to 19%. This was the result of a scheme of arrangement between Avmin, Harmony and ARMI, effective 23 April 2004. As from this date it was no longer appropriate for them to continue equity accounting for the investment in ARM.

   The net result of this was that at an accounting loss of R163,3 due to the dilution of Harmony's interest was brought to book. This was offset by the profit Harmony made on the Kalplats disposal of R38,5. In future ARM will be reflected as a listed investment with no equity accounting for income from it as an associate in Harmony's books. This listed investment will be marked to market on the balance sheet on a quarterly basis;

• negative movement in the mark to market of financial instruments of R109,5 million. This is a result of the stronger Rand associated with the currency hedge inherited with the acquisition of Avgold and the settlement of the hedge obligations as they were due. The higher Australian Dollar gold price resulted in a negative mark to market on the Australian hedge book of R31 million;

• amortisation charges increased by R28,3 million with the inclusion of Target;

• during the quarter Bendigo, in which Harmony had a 31,8% stake, announced that it had secured A$115 million through the placement of shares for the development of its New Bendigo Gold project. Our stake was subsequently diluted to 13%. An impairment of R75,0 million was brought to book.

A quarter on quarter cash operating profit variance analysis

Cash operating profit – March 2004	R134,2 million
– volume increase (tonnes)	R73,0 million
– working cost increase	(R149,4 million)
– recovery grade increase (g/t)	R87,0 million
– Rand gold price decrease (R/kg)	(R170,6 million)
– loss at re-structured operations	(R57,7 million)
– previous quarter re-structuring costs	R40,5 million
– net variance	(R177,2 million)
Cash operating loss – June 2004	(R43,0 million)

Analysis of earnings per share (SA cents)

Earnings per share (SA cents)	Quarter ended June 2004	Quarter ended March 2004
Cash (loss)/earnings	(15)	52
Basic loss	(191)	(31)
Headline loss	(131)	(16)
Fully diluted loss	(191)	(31)

Reconciliation between basic and headline loss

	Headline loss in cents per share	
	Quarter ended June 2004	Quarter ended March 2004
Basic loss	(191)	(31)
Profit on sale of mining assets	(15)	(1)
Profit on sale of Kalplats	(13)	–
Loss on dilution of ARM Limited	55	–
Bendigo impairment	26	–
Amortisation on ARMgold goodwill	7	16
Headline loss	(131)	(16)

11

Our cash earnings for the year to date total 229 cents per share. Fully diluted loss per share for the financial year totals 205 cents per share. During the corresponding period in the 2003 financial year, the company returned earnings of 359 cents per share.

STRATEGIC INVESTMENTS

• Abelle Limited

On 15 March 2004 Harmony announced that it had made an off market cash offer to acquire all the ordinary shares, listed options and unlisted options in Abelle Limited that it did not already own.

The Harmony offer, valued at approximately R620 million or A$125 million, consisted of the following:

– A$2.00 for each Abelle share;

– A$1.70 for each of the listed options in Abelle; and

– a price equal to the difference between the cash price offered to Abelle shareholders and the exercise price for each of the unlisted options.

The offers were made by Harmony's wholly-owned subsidiary, Harmony Gold Australia Pty Limited, which held 83.2% of Abelle's ordinary shares and 69,7% of Abelle's listed options.

All the conditions precedent were met and Harmony proceeded with the compulsory acquisition of the outstanding shares. At 30 June 2004 Abelle was a 100% owned subsidiary of Harmony.

Abelle has been a majority owned subsidiary of Harmony since the close of Harmony's initial offer to Abelle shareholders in May 2003. Since then, Abelle has pursued a strategy of focusing on its three major world-class projects in Papua New Guinea.

At **Hidden Valley,** where a resource of 4.72 million ounces of gold and 56 million ounces of silver has been identified, a feasibility study has been completed for the development of this asset and the permitting process is currently underway. Phase I of the project, which was approved by the board, will include the building of an open pit mine and processing facility, which will produce an average of approximately 300 000 oz of gold and 4.5 million ounces of silver per annum, commencing early in 2006. The capital requirements of the project envisage a maximum cash outflow of A$177 million (±US$124 million) and the project has a rate of return of 28% at current precious metal prices and exchange rates. It is expected that significant quantities of gold currently in the resource category will in due course be converted to reserves thus enhancing the life and value of this project.

The **Wafi project,** which lies 70 km from Hidden Valley and which is located on a major epithermal gold mineralisation system, has been the focus of an intensive drilling campaign over the past year. The activities have to date successfully increased the gold resources within the higher grade portion of the orebody from 4,3 million ounces to 6,3 million ounces. In addition, a further 2 million ounces of gold in low grade ores have been identified to date. This project will in 2004 be the focus of continued intensive drilling programmes aimed at increasing resources and reserves and at optimising the treatment process for these ores. Feasibility studies aimed at establishing a major gold mine at this site will be undertaken as soon as reasonably practical.

Gulpu Copper – Gold project is a classic porphyry style mineralised system located only 1.4 km from Wafi. To date a resource of 118 million tonnes @ 1,4 % copper and 0,84 g/t gold containing 1,63 million tonnes of copper metal and 2,8 million ounces of gold have been identified. This project is currently the subject of a pre feasibility study.

QUARTERLY OPERATIONAL REVIEW

A quarter on quarter operating profit analysis of the various operations is as follows:

Operations	June 2004 (R million)	March 2004 (R million)	Variance (R million)
Free State growth	67	118	(51)
Free State marginal	(70)	(8)	(62)
Evander	1	(4)	5
Randfontein	4	14	(10)
Elandsrand	(25)	2	(27)
Welkom/Orkney	–	31	(31)
Kalgold	3	(4)	7
Operations under restructuring	(58)	(41)	(17)
Australian Operations	35	26	9
Total	(43)	134	(177)

A detailed analysis of the operations is as follows:

Free State Growth Operations – Target starts to contribute

		June 2004	March 2004
U/g tonnes milled	('000)	1 341	1 091
U/g recovery grade	(g/t)	6,08	6,21
U/g kilograms produced	(kg)	8 148	6 780
U/g working costs	(R/kg)	73 194	71 029
U/g working costs	(R/tonne)	445	441

These operations reported a 43% or R50,4 million reduction in cash operating profit, down from R117,5 million to R67,1 million.

Total working costs of R596,4 million were 24% or R114,8 million higher than the R481,6 million reported for the March 2004 period. Costs of approximately R110 million can be associated with the 23% increase in underground tonnage.

Target Mine has been included in our results for the first time. For this quarter a total of 207 000 tonnes at a grade of 8,04 g/t (1 662 kg) is attributable to Harmony. Cash working costs of R47 703/kg were achieved. In R/tonne terms, costs were R383/tonne. This operation remains extremely profitable, even in this R/kg gold price environment, delivering a cash operating profit of R56,9 million for the period.

Negotiations for the introduction of CONOPS at Masimong 5 Shaft continues. The shaft however reported similar tonnages of 225 000 for the current quarter (March 2004 – 227 000 tonnes). A lower recovery grade of 5,63 g/t compared to the previous quarter's 5,94 g/t resulted in gold recovered being lower at 1 268 kg (March 2004 – 1 347 kg). Cash operating profit from the shaft declined from R28,7 million to R15,9 million, mainly as a result of the lower gold price and marginally lower gold production.

Production at Bambanani was affected by three fires in the higher-grade section of the mine. All three were sealed and are in the process of being extinguished. Despite a lack of flexibility, tonnage from underground was supplemented by mining in lower-grade areas. The shaft managed to increase tonnage by 12% quarter on quarter, up from 334 000 to 347 000 tonnes. At a lower recovery grade of 5,31 g/t compared to the 6,07 g/t of the previous quarter, net gold recovery was 9% lower at 1 845 kg. Cash costs following the increase in tonnage and the cost of implementing CONOPS saw an increase of 6% to R175,5 million. Further performance improvements are expected from this shaft.

The implementation of CONOPS at Tshepong has made good progress. Increased development to allow for increased production is proceeding to plan. During May and June 2004, the shaft achieved record centares broken of 41 022 and 41 075 respectively. Underground tonnages increased by 10% from 392 000 tonnes to 433 000 tonnes. Despite a slightly lower recovery grade of 6,64 g/t (March 2004 – 7,30 g/t) net gold recovered was higher at 2 874 kg. In line with the increased tonnage from CONOPS and increased development, working costs increased by only 4% from R420/tonne to R438/tonne. When measured in R/kg terms, cash costs increased by 15% from R57 520/kg to R66 013/kg.

Masimong 4 Shaft, which has been under a 60 day review period, showed some improvement during the June 2004 quarter. However better results need to be achieved and the introduction of CONOPS could make this shaft profitable. Although tonnages milled only increased from 67 000 tonnes to 68 000 tonnes, a higher recovery grade of 4,19 g/t (March 2004 – 3,98 g/t) resulted in a 6% improvement in gold recovered. Total gold recovered was 285 kg. Working costs in R/kg terms decreased by 10% from R118 010/kg to R105 742/kg.

Tshepong Decline Expansion Project

The project is proceeding well with the installation of the conveyor belt system being completed by September 2004.

Development metres are expected to increase as the 69 Level Station breakaway has been reached. More development ends are now available.

Progressive expenditure on the project to date totals R99,4 million.

Phakisa Shaft Project

A re-evaluation of the project by the Harmony project team indicated that by shortening the main shaft to 54 metres below 77 Level and developing a decline to access the three levels below, the project returns could be enhanced. A further benefit was that an additional 500 000 m^2 would be added to the current life of mine plan.

The production start-up date of November 2007 remains intact.

Despite the expenditure of an additional R63,3 million for the decline, the NPV of the project improved from R965 million to R1 030 million and the IRR from 25% to 27%, respectively.

Phakisa Shaft


Surface
CHANGE TO EQUIP STAGE
Koepe Winder
54 Level
55 Level
Clear Water Dam
RAW to upcast #
59 Level
NYALA
Conveyor Ore to Nyala
63 Level
66 Level
69 Level
71 Level
73 Level
75 Level
77 Level
ORE RESERVE 21° DIP
VENT PASSES
10° TWIN DECLINE
79 Level
Permanent Pump-station and Conveyor Settlers
ADDITIONAL BLUE SKY ORE RESERVE

Masimong Expansion Project

The development project for opening up the orebodies on the Basal Reef as well as B – Reef is on target, with the required metres being achieved (within cost budget) in the last quarter.

Capital cost update

	R million
Final estimated cost	152,6
Capital spent	89,6
Remaining capital	63,0



Masimong Expansion Project - capital expenditure profile

Financial evaluation update	
Gold price (kg)	R80 000
NPV at 7,5%	R54,7 m
IRR	35%

Free State Leverage Operations – downscaling to profitability

		June 2004	March 2004
U/g tonnes milled	('000)	1 132	989
U/g recovery grade	(g/t)	3,94	4,11
U/g kilograms produced	(kg)	4 460	4 065
U/g working costs	(R/kg)	95 393	92 668
U/g working costs	(R/tonne)	376	381

These operations which consist of the original Harmony shafts and some Free Gold shafts, returned a cash operating loss of R64,2 million. The operations reported a 14% increase in underground tonnage at a lower recovery grade of 3,94 g/t, which resulted in a 10% net increase of gold recovery from 4 065 kg to 4 460 kg.

Costs increased in line with the increase in tonnage to R425,5 million. Due to the lower recovery grade, working costs in R/kg increased from R92 668/kg to R95 393/kg. These shafts will see improvements as downscaling activities are implemented. By ensuring their profitability, albeit at lower production levels, significant optionality to a change in gold price in R/kg terms is retained.

Shafts included under this section are Joel, Kudu, West Shaft, Nyala, St Helena, Harmony 2, Merriespruit 1 and 3 Shafts, Unisel and Brand 3 and 5 Shafts.

The introduction of CONOPS at these shafts could ensure profitability. The future of these shafts will in the short-term be determined by their ability to address both their working cost and grade profiles.

Evander Operations – CONOPS assist in turnaround

Evander reported a profit of R0,6 million for the quarter compared to a loss of R4,4 million for the March 2004 quarter.

		June 2004	**March 2004**
U/g tonnes milled	('000)	478	482
U/g recovery grade	(g/t)	6,19	5,08
U/g kilograms produced	(kg)	2 959	2 448
U/g working costs	(R/kg)	80 859	89 919
U/g working costs	(R/tonne)	501	457

As planned, both Evander 7 and 8 Shafts reported higher recovery grades. As the main contributors to this operation, good performance from these two shafts ensures profitability.

CONOPS has been fully implemented at Evander 7 Shaft. This, together with the action plan focussed on addressing the low mine call factor, has delivered returns. Tonnage increased from 129 000 to 132 000 tonnes. More significant was the 38% increase in recovery grade, up from 4,47 g/t to 6,16 g/t. When measured in R/kg terms, cash costs decreased from R95 617/kg to R75 347/kg. Due to the costs related to increased tonnage from underground and CONOPS related activities, net costs increased from R428/tonne to R464/tonne.

Due to an initial lack in mining flexibility, CONOPS has so far only been partially introduced at Evander 8 Shaft. Due to the lack of higher grade mining areas, less emphasis was placed on delivering lower grade volumes, but rather focussed on profitability. Tonnage was 7% lower at 139 000 tonnes. At a higher recovery grade of 7,10 g/t compared to the 4,75 g/t of the March 2004 quarter, net gold recovered increased by 39% to 984 kg. Cash costs in R/kg terms decreased by R21 794/kg or 23% to R72 621/kg. Due to our focus on smaller volumes at higher grades, net costs increased from R448/tonne to R 516/tonne.

The introduction of CONOPS at Evander 2 Shaft is progressing well but the results have been inconsistent to date. The shaft managed to increase its production by 14% from 101 000 tonnes to 115 000 tonnes quarter on quarter. At a higher recovery grade of 5,78 g/t (March 2004 – 5,73 g/t) net gold produced increased by 15% from 580 kg to 666 kg. Although actual working costs increased by 9%, costs when measured in both R/kg and R/tonne terms decreased. In R/kg cash costs decreased from R93 705/kg to R90 313/kg and from R537/tonne to R522/tonne.

Both Evander 5 and 9 Shafts experienced difficult quarters. Evander 5 Shaft, although being down on tonnage due to difficult ground conditions in shaft pillar areas, saw recovery grades increase from 6.9 g/t to 7.4 g/t. Due to lower kg recovered, cash costs increased from R77 388/kg to R79 949/kg. An improved performance is expected during the current quarter.

The future of Evander 9 Shaft under the current R/kg gold price conditions is being revisited.

Randfontein Operations – good performance during difficult times

		June 2004	March 2004
U/g tonnes milled	('000)	615	623
U/g recovery grade	(g/t)	4,55	4,54
U/g kilograms produced	(kg)	2 797	2 828
U/g working costs	(R/kg)	78 156	82 825
U/g working costs	(R/tonne)	355	376

Randfontein reported a cash operating profit of R4,4 million compared to R13,7 million for the previous quarter. This excellent performance followed a R15,6 million or 7% reduction in underground working costs.

Underground tonnages were 8 000 tonnes lower at 615 000 tonnes at a similar recovery grade of 4,55 g/t, resulting in gold recovered being slightly lower at 2 797 kg.

Cooke 1 Shaft reported a 6% decline in production, down from 134 000 tonnes to 126 000 tonnes. At similar recovery grades of 6,02 g/t (March 2004 – 6,00 g/t), net gold recovered was 6% lower at 755 kg. Good working cost control however resulted in cash costs decreasing from R67 172/kg to R64 522/kg and in unit costs reducing from R403/tonne to R388/tonne.

Cooke 2 Shaft also experienced a drop in tonnage, down by 4% from 155 000 tonnes to 149 000 tonnes. Recovery grades at this shaft were marginally lower at 4,01 g/t (March 2004 – 4,07 g/t). As in the case of Cooke 1, this shaft also managed their costs well with cash costs decreasing from R92 325/kg to R87 648/kg and R376/tonne to R352/tonne. This shaft needs to return to profitability in the short term with higher grade areas being targeted.

Underground tonnage from Cooke 3 Shaft was marginally lower at 210 000 tonnes (March 2004 – 212 000 tonnes). At a slightly higher recovery grade of 4,51 g/t compared to the 4,46 g/t of the previous quarter, net gold recovered decreased by 2% to 936 kg. Despite reporting improvements in the cash cost structure of the shaft, costs remain too high. Cash costs of R85 648/kg and R382/tonne were reported.

Doornkop Shaft reported much improved results. Tonnage increased by 7% from 122 000 tonnes to 131 000 tonnes. At a higher recovery grade of 3,89 g/t (March 2004 – 3,59 g/t) the shaft increased net gold recovered by 16% to 509 kg. In both R/kg and R/tonne costs, the shaft made significant improvements. Cash costs in R/kg terms decreased by 18% to R73 458/kg and by 11% to R286/tonne.

Doornkop South Reef Project

Access development on 197 Level has commenced and will be ramped up. A raise line on 192 Level, West 3 has been started for the purpose of overstoping.

Preparatory work in the main shaft, which will provide for autonomous sinking operations below 132 Level, commenced at the end of June 2004.

Raise boring operations for the second outlet shaft and the main shaft sinking operation have commenced on both 126 Level and 192 Level. The second outlet shaft is due for completion in September 2004. This multipurpose shaft will provide for a doubling of ventilation air to the sub shaft, serve as a second outlet and will have the ability to transport material. The main shaft has been raise bored between 192 and 197 Levels and the pilot hole between 197 and 212 is complete. Reaming was completed by 17 July 2004.

The updated schedule provides for the main shaft to be commissioned in July 2006 and for production to ramp up to 135 000 tonnes per month by October 2008.

Capital cost update

	R million
Final estimated cost	1 270,6
Capital spent	111,2
Remaining capital	1 159,4

Capital expenditure profile

	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	
Actual spent	13	98													111
Forecast			145	173	160	160	161	142	117	37	26	26	10	3	1,160
Total	13	98	145	173	160	160	161	142	117	37	26	26	10	3	1,271

Financial evaluation update	
Gold price (kg)	R80 000
NPV at 7,5%	R430 m
IRR	36%

The Harmony shaft project team is currently re-engineering the project and an update will be provided by next quarter.

Elandsrand Operations – more focus and attention required

		June 2004	March 2004
U/g tonnes milled	('000)	268	317
U/g recovery grade	(g/t)	6,97	6,11
U/g kilograms produced	(kg)	1 867	1 938
U/g working costs	(R/kg)	96 103	86 706
U/g working costs	(R/tonne)	669	530

Our Elandsrand Operations reported a cash operating loss of R25,3 million compared to a profit of R2,0 million for the March 2004 quarter.

Underground tonnages were 49 000 tonnes or 15% less at 268 000 tonnes. Although recovery grades improved by 15% to 7,0g/t from the 6,1g/t, net gold recovered was lower at 1 867 kg compared to 1 938 kg for the previous quarter.

During the quarter, production at the shaft was influenced by a blockage in the orepass system and a seismic event which affected tonnes and grade.

Working costs were R11,4 million or 7% higher at R179,4 million. Due to the lower gold recovered, costs in R/kg terms increased from R86 706/kg to R96 102/kg.

Cost/tonne increased by approximately 26% from R530/tonne to R669/tonne due to the separation of waste and reef tonnes. Run of mine hoisting was stopped at the end of February 2004. Although the mine hoisted 17 000 tonnes less waste this quarter, cash costs did not decrease in line with production. Our aim is to return this mine to profitability in the short-term. One of our senior managers, as well as an experienced engineer, has been re-deployed to the mine to effect the turnaround. Our focus is on optimising mining activities in the old section of the mine whilst developing the New Mine Project.

Elandsrand New Mine Project

Work in this section of the deepened mine continues as per plan. Sub projects that were completed or progressed in the past quarter include:

- *the reef silos between 113 and 115 Levels are complete;*
- *the 113 Level conveyor installation is 60% complete. Completion of this conveyor installation will ensure availability of a reef system within the next quarter;*
- *settler dam No. 1, lining and sealing complete. Steelwork equipping of this dam commenced and will be completed by the end of August 2004.*

102 Level

The 35 line will hole during the quarter and equipping commenced in July 2004. 37 raise line development commenced. Crosscut development is currently up to the 39 line.

105 Level

33 crosscut intersected the reef during May 2004. Capital crews will be moving to the lower levels during August 2004.

109 and 113 Levels

50% of the problematic Cobra Dyke has been negotiated successfully. Development progressed well in the past month and the cover- drilling programme remains in place to ensure safe progress through the dyke.

Capital expenditure update

	R million
Final estimated cost	609,8
Capital spent to date	354,3
Capital to be spent	255,5

Annual capital expenditure profile

	2001	2002	2003	2004	2005	2006	2007	2008	Total
Actual sunk	36	107	106	105					**354**
Forecast					92	95	65	4	**256**
Total	**36**	**107**	**106**	**105**	**92**	**95**	**65**	**4**	**610**

Financial evaluation update

Gold price (kg)	R80 000
NPV at 7,5%	R670 m
IRR	26%

Welkom/Orkney Operations – we need to re-establish profitability

		June 2004	March 2004
U/g tonnes milled	('000)	236	266
U/g recovery grade	(g/t)	5,36	6,06
U/g kilograms produced	(kg)	1 264	1 612
U/g working costs	(R/kg)	82 460	69 708
U/g working costs	(R/tonne)	442	422

These operations reported a R31,3 million reduction in cash operating profit, down from R31,5 million to R0,2 million. As planned underground tonnage decreased by 30 000 tonnes to 236 000 tonnes and at a lower recovery grade of 5,36g/t, net gold recovery was 22% or 348 kg less at 1 264 kg. In line with the lower tonnages, cash working costs were R8,2 million lower at R104,2 million. Establishing profitability is the focus in the short term and improvements are expected in the current quarter.

Kalgold Operations – return to form

		June 2004	March 2004
Opencast tonnes milled	('000)	379	315
Opencast recovery grade	(g/t)	1,75	1,55
Kilograms produced	(kg)	664	488
Working costs	(R/kg)	75 693	95 777
Working costs	(R/tonne)	133	148

These operations were returned to Harmony during the previous quarter following the cancellation of the sale agreement with the Afrikander Lease Limited. As expected these operations reported significantly improved results, reporting a cash operating profit of R2,5 million compared to a loss of R3,9 million for the March 2004 quarter.

Tonnage treated increased by 20% or 64 000 tonnes to 379 000 tonnes. The recovery grade improved from 1,55 g/t to 1,75 g/t. Overall gold recovery increased by 36% to 664 kg.

AUSTRALIAN OPERATIONS – IMPROVED PERFORMANCE AND RESULTS



Mount Magnet

Mount Magnet showed improvements in all the key parameters of tonnage milled, grade and working costs. The combination of these factors together with a higher Australian Dollar gold price improved the operating profit for the quarter from A$2,85 million for the March quarter to A$3,8 million for June. Production of gold decreased from 46 063 oz to 44 451 oz.

The main contributors to the improved result were increases in tonnage and in grade from both the underground operations due to the continuation of ''de-bottlenecking'' at Hill 50, following the rehabilitation of the ventilation system, and to better than expected grades from some of the remnant orebodies at Star.

Tonnages were slightly down but grades were up from the open pit operations as the higher-grade ores from the base of the St George and Watertank Hill pits were accessed.

Continued exploration success at the base of the Star Underground Mine will further extend the life of this operation into 2005.

Contracts for establishing the portal and the start of development of the new St George underground mine are being finalised with the aim of starting underground development on exploration discovery in the September 2004 quarter.

South Kal Mines

South Kal Mines had yet another steady quarter with production of 26 814 oz compared to 27 731 oz for March. Operating profits improved from A$2,25 million to A$3,34 million.

Tonnages from underground were slightly down on the previous quarter, but good cost control resulted in similar profit levels. The open pit mines produced higher tonnes at a similar grade but with lower unit costs to register a significant turnaround in profit.

Encouraging results continue to be obtained from the development drive and exploration drilling into the Mount Marion West orebody discovery.

CAPITAL EXPENDITURE

Operational Capex	Actual June 2004	Forecast September 2004
Free State Growth	33	20
Free State Marginal	3	–
Evander	17	17
Randfontein	20	5
Restructured Operations	1	–
Australian Operations	26	35
Total Operational Capex	**100**	**77**
Project Capex		
Doornkop South Reef	33	32
Elandsrand New Mine	26	23
Tshepong North Decline	10	23
Phakisa Shaft	49	21
Target Shaft	8	17
Nyala Shaft	5	5
Total Project Capex	**131**	**121**
Total Capex		
Free State Growth	100	86
Free State Marginal	8	–
Evander	17	17
Randfontein	53	37
Elandsrand New Mine	26	23
Restructured Operations	1	–
Australian Operations	26	35
Total Capex	**231**	**198**

NOTICE OF FINAL DIVIDEND

A dividend No. 79 of 30 cents per ordinary share being the final dividend for the financial year ending 30 June 2004, has been declared payable on 6 September 2004 to those shareholders recorded in the register of the company at the close of business on 3 September 2004.

The dividend is declared in the currency of the Republic of South Africa. Dividend cheques will be posted and electronic funds transferred on or about 6 September 2004 to certificated shareholders. Dematerialised shareholders will have their accounts at their CSDP or broker credited on 6 September 2004.

Any change in address or dividend instruction to apply to this dividend must be received by the company's transfer secretaries or registrar not later than 27 August 2004.

This announcement will be mailed to all registered holders on or about 9 August 2004.

SALIENT DATES

Last day to trade ordinary shares cum dividend	27 August
Ordinary shares trade ex dividend from	30 August
Record date	3 September
Payment due	6 September

Share certificates may not be dematerialised or rematerialised between Monday, 30 August 2004 and Friday, 3 September 2004, both days inclusive.

By order of the Board

M P van der Walt
Company Secretary

Virginia
30 July 2004

OPERATING AND FINANCIAL RESULTS (Rand/metric)

		Underground production – South Africa						
		FS Growth	FS Marginal	Evander	Rand-fontein	Elands-rand	Orkney/Welkom	Sub-total
Ore milled – t'000	Jun-04	1 341	1 132	478	615	268	236	4 070
	Mar-04	1 091	989	482	623	317	266	3 768
Gold produced – kg	Jun-04	8 148	4 460	2 959	2 797	1 867	1 264	21 495
	Mar-04	6 780	4 065	2 448	2 828	1 938	1 612	19 671
Yield – g/tonne	Jun-04	6,08	3,94	6,19	4,55	6,97	5,36	5,28
	Mar-04	6,21	4,11	5,08	4,54	6,11	6,06	5,22
Cash operating costs – R/kg	Jun-04	73 194	95 393	80 859	78 156	96 103	82 460	82 036
	Mar-04	71 029	92 668	89 919	82 825	86 706	69 708	80 984
Cash operating costs – R/tonne	Jun-04	445	376	501	355	669	442	433
	Mar-04	441	381	457	376	530	422	423
Working revenue (R'000)	Jun-04	663 484	361 238	239 843	222 388	154 083	104 431	1 745 467
	Mar-04	599 082	359 090	215 705	247 220	169 987	143 904	1 734 988
Cash operating costs (R'000)	Jun-04	596 387	425 452	239 263	218 602	179 423	104 229	1 763 356
	Mar-04	481 579	376 694	220 122	234 229	168 037	112 369	1 593 030
Cash operating profit (R'000)	Jun-04	67 097	(64 213)	580	3 786	(25 341)	202	(17 889)
	Mar-04	117 503	(17 604)	(4 416)	12 991	1 950	31 535	141 959

* The restructured shafts consist of the Deelkraal operations, Eland shaft (part of Freegold operations), Orkney 3 and 6 shafts and Welkom 1 shaft.

OPERATING AND FINANCIAL RESULTS (Rand/metric)

		Surface production – South Africa								
		Free State	Rand-fontein	Sub-total	Opencast Kalgold	South Africa Total	Aus-tralia Total	Harmony excluding Restruct	* Restruct	Harmony Total
Ore milled – t'000	Jun-04	1 549	569	2 118	379	6 567	1 137	7 704	268	7 972
	Mar-04	1 741	557	2 298	315	6 381	1 061	7 441	329	7 770
Gold produced – kg	Jun-04	678	159	837	664	22 996	2 216	25 212	1 161	26 373
	Mar-04	795	150	945	488	21 104	2 295	23 399	1 336	24 735
Yield – g/tonne	Jun-04	0,44	0,28	0,40	1,75	3,50	1,95	3,27	4,33	3,31
	Mar-04	0,46	0,27	0,41	1,55	3,31	2,17	3,14	4,06	3,18
Cash operating costs – R/kg	Jun-04	90 449	77 748	88 037	75 693	82 071	68 948	80 918	132 146	83 173
	Mar-04	76 825	82 847	77 781	95 777	81 182	77 280	80 801	118 760	82 851
Cash operating costs – R/tonne	Jun-04	40	22	35	133	287	134	265	572	275
	Mar-04	35	22	32	148	268	167	254	482	264
Working revenue (R'000)	Jun-04	55 966	12 964	68 930	52 762	1 867 159	187 700	2 054 859	95 677	2 150 536
	Mar-04	70 633	13 113	83 746	42 835	1 861 569	203 879	2 065 448	118 071	2 183 519
Cash operating costs (R'000)	Jun-04	61 325	12 362	73 687	50 260	1 887 303	152 790	2 040 093	153 421	2 193 514
	Mar-04	61 076	12 427	73 503	46 739	1 713 272	177 387	1 890 659	158 664	2 049 323
Cash operating profit (R'000)	Jun-04	(5 359)	602	(4 757)	2 502	(20 144)	34 910	14 766	(57 744)	(42 978)
	Mar-04	9 557	686	10 243	(3 904)	148 298	26 491	174 789	(40 592)	134 197

* The restructured shafts consist of the Deelkraal operations, Eland shaft (part of Freegold operations), Orkney 3 and 6 shafts and Welkom 1 shaft.

TOTAL OPERATIONS – QUARTERLY FINANCIAL RESULTS (Rand/metric) (unaudited)

	Quarter ended 30 June 2004	Quarter ended 31 March 2004	Quarter ended 30 June 2003
Ore milled – t'000	7 972	7 770	7 228
Gold produced – kg	26 373	24 735	21 992
Gold price received – R/kg	81 543	88 277	83 770
Cash operating costs – R/kg	83 173	82 852	75 433
	R million	R million	R million
Gold sales	2 151	2 183	1 842
Cash operating costs	2 194	2 049	1 659
Cash operating (loss)/profit	(43)	134	183
Other income – net	40	62	61
Employment termination and restructuring costs	(184)	(14)	(11)
Corporate, marketing, new business expenditure	(32)	(34)	(38)
Exploration expenditure	(21)	(14)	(24)
Income from associates	46	33	33
Loss on dilution of ARM Limited	(124)	–	–
Interest paid	(99)	(97)	(86)
Depreciation and amortisation	(280)	(251)	(140)
Reversal/(provision) for rehabilitation costs	58	(12)	30
(Loss)/gain on financial instruments	(110)	48	220
Profit/(loss) on foreign exchange	14	(11)	(133)
Impairment of investments and assets	(75)	–	(598)
Loss before tax	(810)	(156)	(503)
Current tax – benefit/(expense)	30	11	(28)
Deferred tax – benefit	203	67	53
Net loss before minority interests	(577)	(78)	(478)
Minority interests	18	(3)	–
Net loss	(559)	(81)	(478)

TOTAL OPERATIONS – QUARTERLY FINANCIAL RESULTS (Rand/metric) (unaudited) *(continued)*

	Quarter ended 30 June 2004 R million	Quarter ended 31 March 2004 R million	Quarter ended 30 June 2003 R million
(Loss)/earnings per share – cents *			
– Basic loss	**(191)**	(31)	(259)
– Basic (loss)/earnings before impairment	**(165)**	(31)	65
– Headline (loss)/earnings	**(131)**	(16)	44
– Fully diluted loss **	**(191)**	(31)	(259)
Dividends per share – (cents)			
– Interim	**–**	40	–
– Proposed final	**30**	–	150

Prepared in accordance with International Financial Reporting Standards.

 * *Calculated on weighted number of shares in issue at quarter end June 2004: 292.9 million (March 2004: 258.4 million) (June 2003: 184.3 million).*

** *Calculated on weighted average number of diluted shares in issue at quarter end June 2004: 293.2 million (March 2004: 257.0 million) (June 2003: 184.3 million).*

Reconciliation of headline (loss)/earnings:			
Net loss	**(559)**	(81)	(478)
Adjustments:			
– Profit on sale of assets	**(44)**	(2)	(38)
– Profit on disposal of Kalplats	**(39)**	–	–
– Profit on disposal of Bissett	**(1)**	–	–
– Loss on dilution of ARM Limited	**163**	–	–
– Amortisation of goodwill	**21**	42	–
– Impairment of mining assets	**–**	–	598
– Impairment of Bendigo	**75**	–	–
Headline (loss)/earnings	**(384)**	(41)	82

TOTAL OPERATIONS – ANNUAL FINANCIAL RESULTS (Rand/metric)

	Year ended 30 June 2004	Year ended 30 June 2003	Year ended 30 June 2004 Pro forma including ARMgold in September 2003 Quarter
Ore milled – t'000	**30 781**	28 238	32 519
Gold produced – kg	**103 127**	93 054	110 547
Gold price received – R/kg	**85 219**	96 663	85 317
Cash operating costs – R/kg	**79 599**	71 146	79 029
	R million (reviewed)	R million (audited)	R million (unaudited)
Gold sales	**8 788**	8 995	9 432
Cash operating costs	**8 208**	6 621	8 736
Cash operating profit	**580**	2 374	696
Other income – net	**231**	287	283
Employment termination and restructuring costs	**(230)**	(47)	(238)
Corporate, marketing, new business expenditure	**(160)**	(144)	(172)
Exploration expenditure	**(83)**	(75)	(83)
Income from associates	**54**	57	50
Profit/(loss) on sale and dilution of listed investments	**398**	(54)	398
Interest paid	**(389)**	(321)	(418)
Depreciation and amortisation	**(919)**	(582)	(943)
Reversal/(provision) for rehabilitation costs	**18**	(5)	11
(Loss)/gain on financial instruments	**(223)**	440	(223)
Loss on listed investments	**–**	(9)	–
Loss on foreign exchange	**(2)**	(192)	(2)
Impairment of investments and assets	**(88)**	(812)	(88)
(Loss)/income before tax	**(813)**	917	(729)
Current tax – expense	**(60)**	(294)	(78)
Deferred tax – benefit	**354**	20	345
Net (loss)/income before minority interests	**(519)**	643	(462)
Minority interests	**(4)**	(4)	(4)
Net (loss)/income	**(523)**	639	(466)

34

TOTAL OPERATIONS – ANNUAL FINANCIAL RESULTS (Rand/metric) *(continued)*

	Year ended 30 June 2004	Year ended 30 June 2003	Year ended 30 June 2004 Pro forma including ARMgold in September 2003 Quarter
	R million (reviewed)	R million (audited)	R million (unaudited)
(Loss)/earnings per share – cents *			
– Basic (loss)/earnings	**(206)**	359	(193)
– Basic (loss)/earnings before impairment	**(172)**	815	(157)
– Headline (loss)/earnings	**(287)**	661	(319)
– Fully diluted (loss)/earnings **	**(205)**	359	(192)
Dividends per share – (cents)			
– Interim	**40**	125	40
– Proposed final	**30**	150	30

Prepared in accordance with International Financial Reporting Standards.

* *Calculated on weighted number of shares in issue at year ended June 2004: 253.6 million (June 2003: 178.0 million).*

** *Calculated on weighted average number of diluted shares in issue at year ended June 2004: 254.9 million (June 2003: 178.3 million).*

Reconciliation of headline (loss)/earnings:

Net (loss)/earnings	**(523)**	639	(466)
Adjustments:			
– Profit on sale of assets	**(58)**	(61)	(60)
– Profit on disposal of Highland and High River – net of tax	**(464)**	–	(464)
– Profit on disposal of Kalplats	**(39)**	–	(39)
– Profit on disposal of Bissett	**(1)**	–	(1)
– Loss on dilution of ARM Limited	**163**	–	163
– Amortisation of goodwill	**105**	–	105
– Impairment of mining assets	**–**	598	–
– Impairment of Bendigo and other investments	**88**	–	88
Headline (loss)/earnings	**(729)**	1 176	(673)

ABRIDGED BALANCE SHEET AT 30 JUNE 2004 (Rand)

	At 30 June 2004 R million (reviewed)	At 31 March 2004 R million (unaudited)	At 30 June 2003 R million (audited)
ASSETS			
Non-current assets			
Property, plant and equipment	**22 244**	14 821	9 969
Investments	**2 612**	1 130	868
Investments in associates	**124**	2 604	1 398
Intangible assets	**2 267**	2 761	–
	27 247	21 316	12 235
Current assets			
Inventories	**531**	455	454
Receivables	**860**	452	771
Cash and cash equivalents	**1 413**	2 337	1 687
	2 804	3 244	2 912
Total assets	**30 051**	**24 560**	**15 147**

	At 30 June 2004 R million (reviewed)	At 31 March 2004 R million (unaudited)	At 30 June 2003 R million (audited)
EQUITY AND LIABILITIES			
Share capital and reserves			
Issued capital	**21 166**	14 678	6 874
Fair value and other reserves	**(1 462)**	(376)	(242)
Retained earnings	**1 078**	1 636	1 996
	20 782	15 938	8 628
Minority interest	**–**	147	120
Non-current liabilities			
Long-term borrowings*	**2 846**	2 795	2 415
Net deferred taxation liabilities	**2 660**	2 706	1 534
Net deferred financial liabilities	**570**	299	283
Long-term provisions	**798**	852	633
	6 874	6 652	4 865
Current liabilities	**2 395**	1 823	1 534
Total equity and liabilities	**30 051**	**24 560**	**15 147**
Number of ordinary shares in issue	**320 741 577**	**258 469 684**	**184 854 115**
Net asset value per share (cents)	**6,479**	**6,223**	**4,732**

Basis of accounting

The unaudited results for the quarter and the year have been prepared on the International Financial Reporting Standards ("IFRS") basis. These consolidated statements are prepared in accordance with IAS 34, Interim Financial Reporting. The accounting policies are consistent with those applied in the previous financial year.

Audit review

The year end results have been reviewed in terms of Rule 3.23 of the Listing Requirements of the JSE Securities Exchange South Africa by the company's auditors, PricewaterhouseCoopers Inc. The unqualified review opinion is available on request from the Company Secretary.

* The issue of the convertible bonds was offset by the payment of outstanding long-term loans.

OPERATING AND FINANCIAL RESULTS (US$/imperial)

		Underground production – South Africa						
		FS Growth	FS Marginal	Evander	Rand-fontein	Elands-rand	Orkney/Welkom	Sub-total
Ore milled – t'000	Jun-04	1,479	1,248	527	678	296	260	4,488
	Mar-04	1,202	1,091	532	687	350	293	4,155
Gold produced – oz	Jun-04	261,963	143,392	95,134	89,925	60,025	40,638	691,077
	Mar-04	217,980	130,692	78,705	90,922	62,308	51,827	632,434
Yield – oz/t	Jun-04	0.18	0.11	0.18	0.13	0.20	0.16	0.15
	Mar-04	0.18	0.12	0.15	0.13	0.18	0.18	0.15
Cash operating costs – $/oz	Jun-04	345	450	381	368	453	389	387
	Mar-04	326	426	413	381	398	320	372
Cash operating costs – $/t	Jun-04	61	52	69	49	92	61	60
	Mar-04	59	51	61	50	71	57	57
Working revenue ($'000)	Jun-04	100,555	54,748	36,350	33,704	23,352	15,827	264,536
	Mar-04	88,491	53,041	31,862	36,517	25,109	21,256	256,276
Cash operating costs ($'000)	Jun-04	90,386	64,480	36,262	33,130	27,193	15,796	267,247
	Mar-04	71,134	55,642	32,514	34,598	24,821	16,598	235,307
Cash operating profit ($'000)	Jun-04	10,169	(9,732)	88	574	(3,841)	31	(2,711)
	Mar-04	17,356	(2,600)	(652)	1,919	288	4,658	20,969

* The restructured shafts consist of the Deelkraal operations, Eland shaft (part of Freegold operations), Orkney 3 and 6 shafts and Welkom 1 shaft.

OPERATING AND FINANCIAL RESULTS (US$/imperial)

		Surface production – South Africa				South Africa Total	Aus-tralia Total	Harmony excluding Restruct	* Restruct	Harmony Total
		Free State	Rand-fontein	Sub-total	Opencast Kalgold					
Ore milled – t'000	Jun-04	1,708	627	2,335	418	7,242	1,254	8,495	296	8,791
	Mar-04	1,920	614	2,534	347	7,036	1,169	8,205	363	8,568
Gold produced – oz	Jun-04	21,798	5,112	26,910	21,348	739,335	71,246	810,581	37,327	847,908
	Mar-04	25,560	4,823	30,383	15,689	678,506	73,786	752,292	42,953	795,245
Yield – oz/t	Jun-04	0.01	0.01	0.01	0.05	0.10	0.06	0.10	0.13	0.10
	Mar-04	0.01	0.01	0.01	0.05	0.10	0.06	0.09	0.12	0.09
Cash operating costs – $/oz	Jun-04	426	367	415	357	387	325	381	623	392
	Mar-04	353	381	357	440	373	355	371	546	381
Cash operating costs – $/t	Jun-04	5	3	5	18	39	18	36	79	38
	Mar-04	5	3	4	20	36	22	34	65	35
Working revenue ($'000)	Jun-04	8,482	1,965	10,447	7,996	282,979	28,447	311,426	14,500	325,926
	Mar-04	10,433	1,937	12,370	6,327	274,973	30,115	305,088	17,440	322,529
Cash operating costs ($'000)	Jun-04	9,294	1,874	11,168	7,617	286,032	23,156	309,188	23,252	332,440
	Mar-04	9,022	1,836	10,857	6,904	253,068	26,202	279,270	23,436	302,706
Cash operating profit ($'000)	Jun-04	(812)	91	(721)	379	(3,053)	5,291	2,238	(8,752)	(6,514)
	Mar-04	1,412	101	1,513	(577)	21,905	3,913	25,818	(5,996)	19,822

* The restructured shafts consist of the Deelkraal operations, Eland shaft (part of Freegold operations), Orkney 3 and 6 shafts and Welkom 1 shaft.

TOTAL OPERATIONS – QUARTERLY FINANCIAL RESULTS (US$/imperial) (unaudited)

	Quarter ended 30 June 2004	Quarter ended 31 March 2004	Quarter ended 30 June 2003
Ore milled – t'000	8 791	8 568	7 971
Gold produced – oz	847 908	795 245	707 053
Gold price received – $/oz	384	405	337
Cash operating costs – $/oz	392	381	303
	$ million	$ million	$ million
Gold sales	326	322	239
Cash operating costs	333	302	215
Cash operating (loss)/profit	**(7)**	20	24
Other income – net	**6**	9	8
Employment termination and restructuring costs	**(28)**	(2)	(1)
Corporate, marketing, new business expenditure	**(5)**	(5)	(5)
Exploration expenditure	**(3)**	(2)	(3)
Income from associates	**7**	5	4
Loss on dilution of ARM Limited	**(19)**	–	–
Interest paid	**(15)**	(14)	(11)
Depreciation and amortisation	**(42)**	(37)	(18)
Reversal/(provision) for rehabilitation costs	**9**	(2)	4
Loss/(gain) on financial instruments	**(17)**	7	28
Profit/(loss) on foreign exchange	**2**	(2)	(18)
Impairment of investments and assets	**(11)**	–	(77)
Loss before tax	**(123)**	(24)	(65)
Current tax – benefit/(expense)	**5**	2	(4)
Deferred tax – benefit	**31**	10	7
Net loss before minority interests	**(87)**	(12)	(62)
Minority interests	**2**	–	–
Net loss	**(85)**	(12)	(62)

TOTAL OPERATIONS – QUARTERLY FINANCIAL RESULTS (US$/imperial) (unaudited) *(continued)*

	Quarter ended 30 June 2004 $ million	Quarter ended 31 March 2004 $ million	Quarter ended 30 June 2003 $ million
(Loss)/earnings per share – cents *			
– Basic loss	**(29)**	(5)	(34)
– Basic (loss)/earnings before impairment	**(25)**	(5)	8
– Headline (loss)/earnings	**(20)**	(2)	6
– Fully diluted loss **	**(29)**	(5)	(34)
Dividends per share – (cents)			
– Interim	**–**	6	–
– Proposed final	5	–	19

Currency conversion rates average for the quarter: June 2004: US$1=R6.60
(March 2004: US$1=R6.77) (June 2003: US$1=R7.73).

 * *Calculated on weighted number of shares in issue at quarter end June 2004: 292.9 million (March 2004: 258.4 million)*
   (June 2003: 184.3 million).

** *Calculated on weighted average number of diluted shares in issue at quarter end June 2004: 293.2 million (March 2004: 257.0 million)*
   (June 2003: 184.3 million).

Reconciliation of headline (loss)/earnings:			
Net loss	**(85)**	(12)	(62)
Adjustments:			
– Profit on sale of assets	**(7)**	–	(5)
– Profit on disposal of Kalplats	**(6)**	–	–
– Loss on dilution of ARM Limited	**25**	–	–
– Amortisation of goodwill	**3**	6	–
– Impairment of mining assets	**–**	–	77
– Impairment of Bendigo	**11**	–	–
Headline (loss)/earnings	**(59)**	(6)	10

TOTAL OPERATIONS – ANNUAL FINANCIAL RESULTS (US$/imperial) (unaudited)

	Year ended 30 June 2004	Year ended 30 June 2003	Year ended 30 June 2004 Pro forma including ARMgold in September 2003 Quarter
Ore milled – t'000	33 943	31 139	35 860
Gold produced – oz	3 315 595	2 991 734	3 554 152
Gold price received – $/oz	385	329	385
Cash operating costs – $/oz	360	242	357
	$ million	$ million	$ million
Gold sales	1 276	985	1 370
Cash operating costs	1 192	725	1 269
Cash operating profit	84	260	101
Other income – net	32	31	41
Employment termination and restructuring costs	(33)	(5)	(35)
Corporate, marketing, new business expenditure	(23)	(16)	(25)
Exploration expenditure	(12)	(8)	(12)
Income from associates	8	6	7
Profit/(loss) on sale and dilution of listed investments	58	(6)	58
Interest paid	(57)	(35)	(61)
Depreciation and amortisation	(133)	(64)	(137)
Reversal/(provision) for rehabilitation costs	3	(1)	2
(Loss)/gain on financial instruments	(32)	48	(32)
Loss on foreign exchange	–	(21)	–
Impairment of investments and assets	(13)	(89)	(13)
(Loss)/income before tax	(118)	100	(106)
Current tax – expense	(9)	(32)	(11)
Deferred tax – benefit	52	2	50
Net (loss)/income before minority interests	(75)	70	(67)
Minority interests	(1)	–	(1)
Net (loss)/income	(76)	70	(68)

TOTAL OPERATIONS – ANNUAL FINANCIAL RESULTS (US$/imperial) (unaudited) (continued)

	Year ended 30 June 2004	Year ended 30 June 2003	Year ended 30 June 2004 Pro forma including ARMgold in September 2003 Quarter
	$ million	$ million	$ million
(Loss)/earnings per share – cents *			
– Basic (loss)/earnings	(30)	39	(28)
– Basic (loss)/earnings before impairment	(25)	76	(23)
– Headline (loss)/earnings	(42)	72	(46)
– Fully diluted (loss)/earnings **	(30)	39	(28)
Dividends per share – (cents)			
– Interim	6	14	6
– Proposed final	5	16	5

Currency conversion rates average for the year ended June 2004: US$1=R6.89 (June 2003: US$1=R9.13).

* * Calculated on weighted number of shares in issue at year ended June 2004: 253.6 million (June 2003: 178.0 million).*

** Calculated on weighted average number of diluted shares in issue at year ended June 2004: 254.9 million (June 2003: 178.3 million).

Reconciliation of headline (loss)/earnings:			
Net (loss)/earnings	(76)	70	(68)
Adjustments:			
– Profit on sale of assets	(8)	(7)	(9)
– Profit on disposal of Highland and High River – net of tax	(67)	–	(67)
– Profit on disposal of Kalplats	(6)	–	(6)
– Loss on dilution of ARM Limited	24	–	24
– Amortisation of goodwill	15	–	15
– Impairment of mining assets	–	65	–
– Impairment of Bendigo and other investments	13	–	13
Headline (loss)/earnings	(105)	128	(98)

ABRIDGED BALANCE SHEET AT 30 JUNE 2004 (US$) (unaudited)

	At 30 June 2004 US$ million	At 31 March 2004 US$ million	At 30 June 2003 US$ million
ASSETS			
Non-current assets			
Property, plant and equipment	**3 572**	2 345	1 327
Investments	**419**	179	116
Investments in associates	**20**	412	186
Intangible assets	**364**	437	–
	4 375	3 373	1 629
Current assets			
Inventories	**85**	72	60
Receivables	**138**	71	103
Cash and cash equivalents	**227**	370	225
	450	513	388
Total assets	**4 825**	**3 886**	**2 017**
EQUITY AND LIABILITIES			
Share capital and reserves			
Issued capital	**3 399**	2 322	915
Fair value and other reserves	**(235)**	(59)	(32)
Retained earnings	**173**	258	266
	3 337	2 521	1 149
Minority interest	**–**	23	16
Non-current liabilities			
Long-term borrowings*	**457**	442	322
Net deferred taxation liabilities	**427**	428	204
Net deferred financial liabilities	**92**	47	38
Long-term provisions	**128**	135	84
	1 104	1 052	648
Current liabilities	**384**	290	204
Total equity and liabilities	**4 825**	**3 886**	**2 017**
Number of ordinary shares in issue	**320 741 577**	**258 469 684**	**184 854 115**
Net asset value per share (US cents)	**1 040**	**984**	**630**

Basis of accounting

The unaudited results for the quarter and the year have been prepared on the International Financial Reporting Standards (''IFRS'') basis. These consolidated statements are prepared in accordance with IAS 34, Interim Financial Reporting. The accounting policies are consistent with those applied in the previous financial year.

* The issue of the convertible bonds was offset by the payment of outstanding long-term loans.

Balance sheet converted at conversion rates of: US$1 = R6.23 (March 2004: R6.32) (June 2003: R7.51).

CONDENSED STATEMENT OF CHANGES IN EQUITY
FOR THE 12 MONTHS ENDED 30 JUNE 2004

	Issued share capital R million	Fair value and other reserves R million	Retained earnings R million	Total R million
(Reviewed)				
Balance as 1 July 2003	6 874	(242)	1 996	8 628
Issue of share capital	14 292	–	–	14 292
Currency translation adjustment and other	–	(1 220)	–	(1 220)
Net loss	–	–	(523)	(523)
Dividends paid	–	–	(395)	(395)
Balance at 30 June 2004	21 166	(1 462)	1 078	20 782
(Audited)				
Balance at 1 July 2002	5 547	88	2 328	7 963
Issue of share capital	1 327	–	–	1 327
Currency translation adjustment and other	–	(330)	–	(330)
Net earnings	–	–	639	639
Dividends paid	–	–	(971)	(971)
Balance at 30 June 2003	6 874	(242)	1 996	8 628

	Issued share capital US$ million	Fair value and other reserves US$ million	Retained earnings US$ million	Total US$ million
(Unaudited)				
Balance at 1 July 2003	1 104	(39)	321	1 386
Issue of share capital	2 295	–	–	2 295
Currency translation adjustment and other	–	(196)	–	(196)
Net loss	–	–	(85)	(85)
Dividends paid	–	–	(63)	(63)
Balance at 30 June 2004	3 399	(235)	173	3 337
(Unaudited)				
Balance at 1 July 2002	739	12	310	1 061
Issue of share capital	176	–	–	176
Currency translation adjustment and other	–	(44)	–	(44)
Net earnings	–	–	85	85
Dividends paid	–	–	(129)	(129)
Balance at 30 June 2003	915	(32)	266	1 149

Balances translated at closing rates of: June 2004: US$1 = R6.23 (June 2003: R7.51).

SUMMARISED CASH FLOW STATEMENT
FOR THE THREE MONTHS ENDED 30 JUNE 2004

Three months ended 31 March 2004 US$ million (unaudited)	Three months ended 30 June 2004 US$ million (unaudited)		Three months ended 30 June 2004 R million (unaudited)	Three months ended 31 March 2004 R million (unaudited)
(10)	**(82)**	**Cash flow from operating activities**	**(564)**	**(68)**
		Cash flow from investing activities		
–	–	Cash held by subsidiaries at acquisition	1	–
–	2	Net proceeds on disposal of listed investments	14	–
(33)	(10)	Net additions to property, plant and equipment	(71)	(228)
–	(87)	Other investing activities	(600)	–
(33)	**(95)**	**Cash utilised by investing activities**	**(656)**	**(228)**
		Cash flow from financing activities		
(13)	72	Long-term loans – net	498	(92)
1	(11)	Ordinary shares issued – net of expenses	(76)	5
(15)	–	Dividends paid	–	(103)
(27)	**61**	**Cash generated/(utilised) by financing activities**	**422**	**(190)**
9	**(27)**	**Foreign currency translation adjustments**	**(126)**	**(65)**
(61)	(143)	Net decrease in cash and equivalents	(924)	(551)
431	370	Cash and equivalents – beginning of quarter	2 337	2 888
370	**227**	**Cash and equivalents – end of quarter**	**1 413**	**2 337**

Operating activities translated at average rates of: June 2004 quarter: US$1 = R6.60 (March 2004 quarter: R6.77).

Closing balance translated at closing rates of: June 2004: US$1 = R6.23 (March 2004: R6.32).

SUMMARISED CASH FLOW STATEMENT
FOR THE 12 MONTHS ENDED 30 JUNE 2004

12 months ended 30 June 2003 US$ million (unaudited)	12 months ended 30 June 2004 US$ million (unaudited)		12 months ended 30 June 2004 R million (reviewed)	12 months ended 30 June 2003 R million (unaudited)
144	**(72)**	**Cash flow from operating activities**	**(498)**	**1 317**
		Cash flow from investing activities		
9	106	Cash held by subsidiaries at acquisition	730	79
96	146	Net proceeds on disposal of listed investments	1 008	876
(102)	(97)	Net additions to property, plant and equipment	(669)	(935)
(112)	(87)	Other investing activities	(600)	(1 025)
(109)	**68**	**Cash generated/(utilised) by investing activities**	**469**	**(1 005)**
		Cash flow from financing activities		
(52)	50	Long-term loans – net	343	(477)
140	–	Ordinary shares issued – net of expenses	2	1 275
(106)	(57)	Dividends paid	(395)	(968)
(18)	**(7)**	**Cash utilised by financing activities**	**(50)**	**(170)**
69	**13**	**Foreign currency translation adjustments**	**(195)**	**104**
86	2	Net (decrease)/increase in cash and equivalents	(274)	246
139	225	Cash and equivalents – 1 July	1 687	1 441
225	**227**	**Cash and equivalents – 30 June**	**1 413**	**1 687**

Operating activities translated at average rates of: June 2004: US$1 = R6,89 (June 2003: R9,13).

Closing balance translated at closing rates of: June 2004: US$1 = R6,23 (June 2003: R7,51).

47

GROUP COMMODITY, CURRENCY, INTEREST AND LEASE RATE CONTRACTS AT 30 JUNE 2004

Commodity contracts

Maturity schedule of the Harmony group's commodity contracts by type at 30 June 2004

	30 June 2006	30 June 2007	30 June 2008	30 June 2009	Total
Forward sales agreements					
Ounces	108 000	147 000	100 000	100 000	455 000
A$/ounce	510	515	518	518	515
Calls contracts sold					
Ounces	40 000	–	–	–	40 000
A$/ounce	552	–	–	–	552
	148 000	147 000	100 000	100 000	495 000

These contracts are classified as speculative and the marked-to-market movement is reflected in the income statement.

The mark-to-market of these contracts was a negative R260 million (US$42 million) at 30 June 2004. These values were based on a gold price of US$393 (A$571) per ounce, exchange rates of US$1/R6.2275 and A$1/US$0.6894 and prevailing market interest rates at the time. These valuations were provided by independent risk and treasury management experts.

Gold lease rates

Harmony holds certain gold lease rate swaps which were acquired through its acquisitions of New Hampton and Hill 50. These instruments are all treated as speculative. The mark-to-market of the above contracts was a positive R8 million (US$1 million) at 30 June 2004, based on valuations provided by independent treasury and risk management experts.

Interest rate swaps

The Group has interest rate swap agreements to convert R600 million of its R1,2 billion fixed rate bond to variable rate debt. The interest rate swap runs over the term of the bond, interest is received at a fixed rate of 13% and the company pays floating rate based on JIBAR plus a spread raging from 1.8% to 2.2%.

These transactions which mature in June 2006 are designated as fair value hedges. The marked-to-market value of the transactions was a negative R17 million (US$3 million) at 30 June 2004, based on the prevailing interest rates and volatilities at the time.

Currency contracts

	30 June 2005	30 June 2006	Total
Forward exchange contracts and calls sold			
US$ million	79	40	119
Average strike US$/R	9.073	9.543	9.229

Harmony inherited these contracts with the acquisition of Avgold. The contracts are classified as speculative and the mark-to-market movement is reflected in the income statement.

The mark-to-market of these contracts was a negative R300 million (US$48 million) at 30 June 2004. These values were based upon an exchange rate of US$1/R6.2600 and prevailing market interest rates at the time. Independent risk and treasury management experts provided these valuations.

Z B Swanepoel
Chief Executive

Virginia
30 July 2004

DEVELOPMENT RESULTS (metric)

Quarter ended 30 June 2004

	Reef metres	Sampled metres	Channel width (cm's)	Channel value (g/t)	Gold (cmg/t)
Randfontein					
VCR Reef	1 277	1 059	89	14,83	1 314
UE1A	1 966	1 760	121	8,47	1 022
E8 Reef	179	168	155	3,69	572
Kimberley Reef	1 195	827	163	6,37	1 039
South Reef	0	0	0	0,00	0
All Reefs	**4 617**	**3 814**	**122**	**8,88**	**1 087**
Free State					
Basal	2 174	1 710	81	9,47	767
Leader	1 065	702	174	6,86	1 194
A Reef	543	504	148	4,93	729
Middle	140	194	225	3,41	768
B Reef	614	584	54	38,74	2 092
All Reefs	**4 536**	**3 694**	**111**	**9,47**	**1 052**
Evander					
Kimberley Reef	2 776	2 544	60	13,02	781
Elandskraal					
VCR Reef	726	464	104	8,28	858
Orkney					
Vaal Reef	28	34	100	3,77	377
VCR	0	0	0	0,00	0
All Reefs	**28**	**34**	**100**	**3,77**	**377**
Free Gold					
Basal	2 064	2 000	78	19,47	1 521
Beatrix	518	408	80	10,58	845
Leader	90	99	177	3,95	700
All Reefs	**2 672**	**2 507**	**82**	**16,75**	**1 379**
Target					
Leader	1 019	489	434	5,31	2 303

DEVELOPMENT RESULTS (imperial)

Quarter ended 30 June 2004

	Reef feet	Sampled feet	Channel width (inches)	Channel value (oz/t)	Gold (in.ozt)
Randfontein					
VCR Reef	4 188	3 475	35	0,43	15
UE1A	6 450	5 774	47	0,26	12
E8 Reef	586	551	61	0,11	7
Kimberley Reef	3 919	2712	64	0,19	12
South Reef	0	0	0	0,00	0
All Reefs	**15 143**	**12 512**	**48**	**0,25**	**12**
Free State					
Basal	7 133	5 610	32	0,28	9
Leader	3 494	2 303	69	0,20	14
A Reef	1 781	1 654	58	0,14	8
Middle	459	636	89	0,10	9
B Reef	2 014	1 916	21	1,14	24
All Reefs	**14 881**	**12 119**	**44**	**0,27**	**12**
Evander					
Kimberley Reef	9 108	8 346	24	0,37	9
Elandskraal					
VCR Reef	2 381	1522	41	0,24	10
Orkney					
Vaal Reef	91	112	39	0,11	4
VCR	0	0	0	0,00	0
All Reefs	**91**	**112**	**39**	**0,11**	**4**
Free Gold					
Basal	6 771	6 562	31	0,56	17
Beatrix	1 700	1 339	31	0,31	10
Leader	294	325	70	0,11	8
All Reefs	**8 765**	**8 226**	**32**	**0,49**	**16**
Target					
Leader	3 342	1 604	171	0,15	26

CONTACT DETAILS

Harmony Gold Mining Company Limited

Corporate Office

Suite No. 1
Private Bag X1
Melrose Arch, 2076
South Africa

First Floor
4 The High Street
Melrose Arch, 2196
Johannesburg
South Africa

Telephone: +27 11 684 0140
Fax: +27 11 684 0188

Website: http://www.harmony.co.za

Directors

P T Motsepe (Chairman)
Z B Swanepoel (Chief Executive)
F Abbott, F Dippenaar, V N Fakude, T S A Grobicki
W M Gule, D S Lushaba, R P Menell, M Motloba, Dr M Z Nkosi
M F Pleming, N Qangule, Lord Renwick of Clifton KCMG*
C M L Savage

British

Investor Relations

Ferdi Dippenaar
Marketing Director
Telephone: +27 11 684 0140
Fax: +27 11 684 0188
E-mail: fdippenaar@harmony.co.za

Corné Bobbert
Investor Relations Officer
Telephone: +27 11 684 0146
Fax: +27 11 684 0188
E-mail: cbobbert@harmony.co.za

Marian van der Walt
Company Secretary
Telephone: +27 11 411 2037
Fax: +27 11 411 2398
E-mail: mvanderwalt@harmony.co.za

South African Share Transfer Secretaries

Ultra Registrars (Pty) Ltd
PO Box 4844
Johannesburg, 2000
Telephone: +27 11 832 2652
Fax: +27 11 834 4398

United Kingdom Registrars

Capita Registrars
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU
Telephone: +44 870 162 3100
Fax: +44 208 639 2342

ADR Depositary

The Bank of New York
101 Barclay Street
New York, NY 10286
United States of America
Telephone: +1888-BNY ADRS
Fax: +1 212 571 3050

Trading Symbols

JSE Securities Exchange South Africa	HAR
New York Stock Exchange, Inc.	HMY
London Stock Exchange plc	HRM
Euronext Paris	HG
Euronext Brussels	HMY
Berlin Stock Exchange	HAM1

Registration number 1950/038232/06

Incorporated in the Republic of South Africa

ISIN: ZAE000015228

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This report contains "forward-looking statements" within the meaning of Section 27 A of the Securities Act of 1933, as amended, and Section 21 E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the safe harbor created by such sections. These statements relate to our expectations, beliefs, intentions or strategies regarding the future and include, without limitation: (i) estimates of future earnings, and the sensitivity of earnings to the gold and other metals prices; (ii) estimates of future gold and other metals production and sales; (iii) estimates of future cash costs; (iv) estimates of future cash flows, and the sensitivity of cash flows to the gold and other metals prices; (v) statements regarding future debt repayments; (vi) estimates of future capital expenditures; (vii) estimates of reserves and statements regarding future exploration results and the replacement of reserves; and (viii) statements regarding modifications to our hedge position. Where we expresses or imply an expectation or belief as to future events or results, such expectation or belief is expressed in good faith and believed to have a reasonable basis. However, our current views and assumptions with respect to future events are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed, projected or implied by such forward-looking statements. Such risks include, but are not limited to, gold and other metals price volatility, currency fluctuations, increased production costs and variances in ore grade or recovery rates from those assumed in mining plans, as well as political and operational risks in the countries in which we operate and governmental regulation and judicial outcomes. For a more detailed discussion of such risks and other factors, see Harmony's Annual Report on Form 20-F for the year ended 30 June 2003, which is on file with the U.S. Securities and Exchange Commission, as well as the company's other SEC filings.

Many of these factors are beyond our ability to control or predict. Given these uncertainties, you should not place undue reliance on the forward-looking statements. We do not undertake any obligation to release publicly any revisions to any "forward-looking statement" to reflect events or circumstances after the date of this report, or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws.



Rising to the challenge

Taking risks is what life is about here at Harmony. Uncle Ed sometimes gets it in his he
he's chief reviewer her

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August ****, 2004

Harmony Gold Mining Company Limited

By: /s/ Frank Abbott

 Name: Frank Abbott
 Title: Chief Financial Officer